NOL

08004553

RECEIVED
2008 AUG 27 A 6:23

18 August 2008

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 7, 2008. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

PROCESSED
AUG 29 2008
THOMSON REUTERS

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin) (P7, 2008) - 18Aug08 DOC

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APL APL Logistics
Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	18-Aug-2008 17:18:34
Announcement No.	00053

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 7, 2008
Description	Attached is the operating performance for the 4 weeks (Period 7) from 28 June 2008 to 25 July 2008.
Attachments	NOL_Operating_Performance_for_P7_2008.pdf Total size = **33K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

18 August 2008

NOL's container shipping operating performance for the 4 weeks (Period 7) from 28 June 2008 to 25 July 2008 are as follows:

	Period 7, 2008	Period 7, 2007	% Change		YTD 2008	YTD 2007	% Change
Container Shipping							
a) Volume (FEU)	209,800	183,400	14		1,478,400	1,306,900	13
b) Average Revenue Per FEU (US$/FEU)	3,074	2,821	9		2,986	2,624	14

For the four weeks of P7, 2008, container shipping volumes increased 14% over the same period last year mainly due to higher volumes from the Intra-Asia and Transpacific backhaul trade routes. Average revenue per FEU (Forty-foot Equivalent Unit) increased 9% over the same period last year due to recovery of bunker fuel costs through higher collections of Bunker Adjustment Factors (BAF) in major trade lanes.

P7 YTD, 2008 container shipping volumes increased 13% while average revenue per FEU showed a 14% improvement over P7 YTD, 2007.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

END

APL Average Revenue per FEU (updated as at Period 7, 2008)


APL Average Revenue per FEU (2005-2008)
US$/FEU
3,200
3,000
2,800
2,600
2,400
2,200
Period 7, 2008
Y-o-Y : +9%
P1 05 P2 05 P3 05 P4 05 P5 05 P6 05 P7 05 P8 05 P9 05 P10 05 P11 05 P12 05 P1 06 P2 06 P3 06 P4 06 P5 06 P6 06 P7 06 P8 06 P9 06 P10 06 P11 06 P12 06 P1 07 P2 07 P3 07 P4 07 P5 07 P6 07 P7 07 P8 07 P9 07 P10 07 P11 07 P12 07 P1 08 P2 08 P3 08 P4 08 P5 08 P6 08 P7 08
Period

END